Exhibit 99.2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
               RESULTS OF OPERATIONS

            (In millions of U.S. dollars, except per share amounts,
                       and in accordance with U.S. GAAP)

Overview

For over 30 years, we have delivered the semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and medical communications. For more information, visit www.zarlink.com.

The following discussion and analysis explains trends in our financial condition and results of operations for the three month period ended June 27, 2008, compared with the corresponding period in the previous Fiscal year. This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results. You should read this discussion in conjunction with our consolidated financial statements and notes included elsewhere in this Quarterly Report, and with our Annual Report for the Fiscal year ended March 28, 2008.

Forward-Looking Statements

Certain statements in this Quarterly Report contain forward-looking statements which involve risks and uncertainties that are based on our current expectations, estimates and projections about the industries, in which we operate, and our beliefs and assumptions. We use words such as anticipate, expect, estimate, believe, and similar expressions to identify such forward-looking statements. Our actual results could differ materially from those anticipated in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements. You should carefully consider the following risks and uncertainties prior to investing:

      o Our dependence on the development of new products, and our ability to introduce these products to the market in a cost-effective and timely manner;

      o Our ability to integrate any businesses, technologies, product lines or services that we have or will acquire;

      o Our dependence on revenue generation from our legacy products in order to fund development of our new products;

      o Our limited visibility of demand in our end markets, and the industry practice whereby our customers may cancel and/or defer orders on short notice;

      o We experienced operating losses in Fiscal 2008, as well as in several prior Fiscal years, and may not be able to maintain current profitability;

      o     Our ability to attract and retain key employees;

      o     Risks inherent in our international operations;

      o Failure to protect our intellectual property or infringing on patents and proprietary rights of third parties could have a material adverse effect on our business, financial condition and results of operations;

      o Our substantial amount of indebtedness could adversely affect our financial position;

      o     Our   dependence   on  our   foundry   suppliers   and   third-party
            subcontractors; and

      o Other factors referenced in our Annual Report on Form 20-F for the Fiscal year ended March 28, 2008.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDING JUNE 27, 2008

      Summary of Results from Operations                     Three Months Ended
                                                            --------------------
      (millions of U.S. dollars, except per share amounts)   June 27,  June 29,
                                                               2008      2007
                                                            ---------  ---------

      Revenue                                                 $  60.5   $  30.6

      Net income (loss) for the period                        $   1.1   $  (5.0)

      Net income (loss) per common share:
          Basic and diluted                                   $   -     $ (0.05)

      Weighted average common shares outstanding (millions):
          Basic                                                 127.2     127.3
          Diluted                                               127.2     127.3

Our revenue in the first quarter of Fiscal 2009 was $60.5, up 98% from revenue of $30.6 in the first quarter of Fiscal 2008. The revenue increase in the first quarter of Fiscal 2009 as compared to the same period of the previous year was primarily driven by incremental revenue from the acquired Legerity business of $23.2. Additionally, sales increases of $2.7 in both our Medical and Optical product groups contributed to the growth in sales, of which a significant amount related to new products. Within all our product groups, we continue to see the gradual shift in product sales from our legacy products towards our new products. We consider our legacy products to be items on which we spend little R&D effort to maintain, and our new products to be those for which we have concentrated our recent R&D spending to develop. We view our new products as the source of future revenue growth and anticipate that revenue from our legacy products will gradually decline.

In the first quarter of Fiscal 2009, we recorded net income of $1.1, or less than a penny per share. This compares to net loss of $5.0, or $0.05 per share, in the first quarter of Fiscal 2008. The income in the first quarter of Fiscal 2009 was driven primarily by strong revenue and margins in the quarter and a gain on sale of excess land of $0.9. The net loss in the first quarter of Fiscal 2008 was driven primarily by low revenue and margin in the quarter, as well as, severance costs of $0.9 and contract impairment and other costs of $0.5 related to headcount reductions in our Caldicot U.K. facility.


GEOGRAPHIC REVENUE

Revenue, based on the geographic location of customers, was distributed as follows:

                                              Three Months Ended
                              --------------------------------------------------
                                June 27,       % of      June 29,       % of
(millions of U.S. dollars)        2008         Total       2007         Total
                              ------------ ------------ ----------   -----------
Revenue:
  Europe                       $    17.0         28%    $    11.8         38%
  Asia/Pacific                      29.5         49%         10.6         35%
  United States                     12.3         20%          6.4         21%
  Canada                             0.7          1%          0.9          3%
  Other Regions                      1.0          2%          0.9          3%
                               ---------       ----     ---------       ----
Total                          $    60.5        100%    $    30.6        100%
                               =========       ====     =========       ====

Europe

European revenue increased by 44% in the first quarter of Fiscal 2009 as compared to the same period of Fiscal 2008. The increase in revenue was due mainly to incremental Communication Product revenue from Legerity, which represented 23% of the increase in this group, as well as, increased product shipments from our remaining Communication Products, Custom and Other, and Optical Products representing 8%, 9% and 4% of the change, respectively.

Asia/Pacific

Asia/Pacific revenue in the first quarter of Fiscal 2009 was $29.5, up 178% compared with revenue in the same period of Fiscal 2008. The increase was driven primarily by incremental revenue from Legerity of $18.2.

United States

Revenue from customers in the United States increased by 92% to $12.3 during the first quarter of Fiscal 2009 as compared to the first quarter of Fiscal 2008, due mainly to incremental revenue from Legerity and increased product shipments from our Medical Products, which represented 36% and 34% of the increase in revenue, respectively.

Canada

Canadian revenue in the first quarter of Fiscal 2009 decreased by $0.2 as compared to the same period in Fiscal 2008, primarily due to lower sales volumes of our Communication Products.

Other Regions

For the three months ended June 27, 2008, revenue from customers in other regions increased marginally to $1.0 as compared to $0.9 for the same period last year, due mainly to higher sales volumes of our Custom and Other business.

Revenue by Product Group

                                               Three Months Ended
                                  ----------------------------------------------
(millions of U.S. dollars)         June 27,     % of       June 29,     % of
                                     2008       Total        2007       Total
                                  ----------- ---------- ------------ ----------

Revenue:
Communication Products            $   39.1       65%    $   14.9         49%
Medical Products                       9.2       15          6.5         21
Optical Products                       6.2       10          3.5         11
Custom and Other                       6.0       10          5.7         19
                                  ----------- --------- ------------ ---------
Total                             $   60.5      100%    $    30.6       100%
                                  ----------- --------- ------------ ---------

Communication Products

Communication Product revenue increased by $24.2 or 162% in the first quarter of Fiscal 2009 when compared to the same period in Fiscal 2008. The increase was a result of the incremental revenue of $23.2 from Legerity during the period, which was acquired in the second quarter of last Fiscal year. Product shipments from our other Communication Products increased slightly this period compared to the same period a year ago.

Medical Products

Our Medical Product revenue increased by 42% in the first quarter of Fiscal 2009 compared to the same period in Fiscal 2008. The change in revenue is the result of increased product shipments from both our new medical telemetry products and legacy audiologic medical devices, each accounting for 28% and 14% of the change in revenue, respectively. Revenue from our new products more than doubled when compared to the same period a year ago.

Optical Products

Our Optical Product revenue for the first quarter of Fiscal 2009 increased by 77% compared to the first quarter of Fiscal 2008 as a result of higher product shipments from both our new parallel fiber optic modules and serial optical components representing 60% and 17% of the change in this product group, respectively.

Custom and Other

Custom and Other revenue in the first three months of Fiscal 2009 was up 5% compared to the same period in Fiscal 2008 despite the sale of the Swindon foundry in late Fiscal 2008. The increase in revenue was the result of increased product shipments for one communication application specific integration circuit ("ASIC") product. Increases in revenue were partially offset by the loss of the revenue stream provided by the Swindon foundry of approximately $1.2.

GROSS MARGIN

                                                   Three Months Ended
                                            ---------------------------------
                                                June 27,         June 29,
                                            ----------------  ---------------
(millions of U.S. dollars)                        2008             2007

Gross Margin                                     $27.6            $13.2

As a percentage of revenue                          46%              43%


Gross margin in the three month period ended June 27, 2008, was 46%, an increase of 3 percentage points as compared to the same period in Fiscal 2008. Our margins mainly fluctuate from period to period as a result of the changes in sales volume from our different products, which we refer to as a change in product mix. As a result of the sale of the Swindon foundry and an increase in sales from one of our custom products, our product mix changed on a percentage basis from lower margin products to higher margin products, resulting in an increase in margins. While the acquisition of Legerity increased our gross margin in dollars, it also resulted in our margin percentage remaining relatively flat. On the other hand, the Legerity acquisition did result in increased efficiencies through economies of scale, which helped to improve the margin percentage. In the current quarter, we began to outsource our test and assembly functions, which resulted in lower costs; however, the full impact on gross margin of this outsourcing will only be seen in subsequent quarters when our outsourcing efforts are complete.

OPERATING EXPENSES

Research and Development ("R&D")

                                                       Three Months Ended
                                                  ------------------------------
                                                    June 27,         June 29,
                                                  --------------  --------------
(millions of U.S. dollars)                            2008             2007

R&D expenses - gross                               $     13.6        $     9.6
Less: NREs and government assistance                     (1.6)            (0.8)
                                                  --------------- --------------
R&D expenses                                       $     12.0        $     8.8

As a percentage of revenue                                 20%              29%


Net R&D expenses increased by 36%, or $3.2, in the first quarter of Fiscal 2009 compared to the same period in Fiscal 2008, due mainly to higher activity as a result of our acquisition of Legerity in the second quarter of Fiscal 2008. The increase in R&D expenses was partially offset by higher reimbursements of non-recurring engineering ("NRE's") in the first quarter of Fiscal 2009 as compared to the same period of the previous year.

During Fiscal 2007, we entered into an agreement with the Government of Canada through Technology Partnerships Canada, which will provide partial funding for one of our research and development projects. This agreement will provide funding for reimbursement of up to $7.1 ($7.2 million Cdn) of eligible expenditures. During the three months ended June 27, 2008, we recorded government assistance of $0.5 related to this agreement, as compared to $0.6 in the same period of Fiscal 2008, which resulted in reducing our research and development expenses by these amounts in these periods. To date, we have recognized reimbursement of expenses under this agreement totaling $4.6.

Our R&D activities focused on the following areas:

      o     Ultra   low-power   integrated   circuits  and  modules   supporting
            short-range wireless communications for implantable medical devices and associated monitoring and programming equipment;

      o Synchronous Ethernet timing products that support the delivery of time-sensitive services over packet-based networks;

      o Optical physical-layer integrated circuits, modules and complete solutions that provide communications systems customers with the ability to implement and easily manage high capacity, lower power fiber-optic interconnect links; and

      o     Voice interface  products for access and residential  equipment that
            enables   carrier-class   voice  over-cable  and   voice-over-packet
            applications.

Our Medical Product strategies comprise a blend of Application Specific Standard Products ("ASSPs") and custom design and development. These strategies allow us to develop highly differentiated custom designs from our intellectual property for our key customers, and furthermore, by enjoying close relationships with market leaders, it ensures that we are investing wisely in developing the right standard products. For custom designs, we receive NRE reimbursements, which are recorded as recoveries of R&D expenditures. These NRE's are recognized upon achievement of milestones within development programs, thus the amounts will fluctuate from period to period.

Selling and Administrative ("S&A")

                                                     Three Months Ended
                                                -----------------------------
                                                  June 27,         June 29,
                                                --------------  -------------
(millions of U.S. dollars)                          2008             2007

S&A Expenses                                       $12.4              $9.9

As a percentage of revenue                            20%               32%

S&A expenses were $12.4 in the first quarter of Fiscal 2009, up $2.5 or 25% from the comparable period last year. The change in S&A is primarily the result of higher facility and selling costs, which increased by $1.6 and $0.4, respectively. The increase in these expenses is mainly the result of our acquisition of Legerity and overall higher sales volumes.

Amortization of Intangible Assets

In the first quarter of Fiscal 2009, we recorded amortization on intangible assets of $1.8 as compared to $0.2 in the same period of Fiscal 2008. These costs are related to our acquisitions of Legerity and Primarion. The increase in amortization, when compared to the same period last year, is the result of the addition of $60.0 in assets from our acquisition of Legerity.

Contract Impairment and Other

In the first quarter of Fiscal 2009, we did not incur any contract impairment and other costs as compared to $0.5 in the same period of Fiscal 2008. The costs incurred in Fiscal 2008 related to contract impairments on leased space at our Caldicot U.K. facility.

Stock Compensation Expense

At the beginning of Fiscal 2007, we adopted FAS 123R, Share-Based Payment, and began expensing the fair value of stock-based awards to employees under the provisions of FAS 123R.

Stock compensation expense was recorded as follows:

                                                  June 27,           June 29,
                                                    2008               2007
                                              ----------------    -------------
     Selling and administrative                  $     0.4          $     0.4
     Research and development                          0.1                0.1
                                              ----------------    -------------
                                                 $     0.5          $     0.5
                                              ================    =============

As at June 27, 2008, total unrecognized compensation cost related to non-vested awards was $3.8, and the weighted-average period over which this expense is expected to be recognized is approximately two years. Our stock compensation expense in future periods will be impacted by many variables and thus is expected to fluctuate based on factors including number of options granted, share prices, option prices, share price volatility, forfeitures, the risk free interest rate, and expected option lives.

NON-OPERATING INCOME AND EXPENSE

Gain on sale of assets

On May 20, 2008, we sold excess land in Swindon, U.K. The proceeds from the sale of land were $1.0 (0.5 million British pounds), resulting in a $0.9 gain, net of transaction costs.

Interest income

Interest income for the three months ended June 27, 2008 was $0.4, as compared to $1.5 in the three months ended June 29, 2007. The decrease was mainly due lower cash balances in Fiscal 2009 because of funds used to acquire Legerity in the prior year.

Amortization of debt issue cost

We incurred $3.7 in transaction costs relating to the issuance of our convertible debentures in the second quarter of Fiscal 2008. These costs have been capitalized, are included in other assets and are being amortized over five years, which is the term of the debt. Amortization costs for the three months ended June 27, 2008 was $0.2, as compared to $Nil in the comparable period of Fiscal 2008.

Interest expense

Interest expense for the three months ended June 27, 2008 was $1.2, as compared to $Nil in the three months ended June 29, 2007. The increase was the result of the interest costs on our 6% convertible debentures, which were issued in the second quarter of Fiscal 2008.

Foreign exchange gain (loss)

Foreign exchange loss in the first quarter of Fiscal 2009 was $0.3 as compared to a loss of $0.3 for the same period in Fiscal 2008. We record net gains and losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, according to period-end market rates. As a result of our convertible debentures being denominated in Canadian dollars, while our functional currency is the U.S. dollar, we are required to revalue these debentures to U.S. dollars at the period-end market rates. As a result of this revaluation, we will incur non-cash foreign currency gains or losses. The foreign exchange loss during the first quarter of Fiscal 2009 was primarily a result of the impact of the weakening U.S. dollar on our convertible debentures. A five percentage point change in the Cdn/U.S. exchange rate will have a non-cash foreign exchange impact of approximately $4.0, before tax, to our earnings in a given Fiscal period.

Income tax recovery (expense)

We have recorded an income tax recovery of $0.1 in the first quarter of Fiscal 2009, compared with a recovery of $Nil in the first quarter of Fiscal 2008. The income tax recovery in Fiscal 2009 relates to closure of outstanding issues for tax audits, net of tax expense of $0.2 relating to its foreign jurisdictions and FIN 48 obligations for uncertain tax positions.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable income and uncertainties relating to future taxable income in the periods in which the deferred tax assets are deductible, we have established a valuation allowance as of June 27, 2008, of $243.0 (March 28, 2008 - $240.0). In fiscal 2009, we are required to comply with the Ontario-Federal Tax Harmonization legislation which was previously enacted. As a result of this legislation, we are required to harmonize our domestic provincial tax attributes with our domestic federal tax attributes. As a result, our domestic valuation allowance has increased by approximately $8.0 during the current quarter. The remainder of the change relates to movements in temporary timing differences, the utilization of losses in certain foreign jurisdictions and differences relating to changes in the foreign exchange rates between our local tax reporting currencies and functional currency.

We continue to pursue the closure of outstanding corporate tax audit issues with various governments including Canada, Germany and the UK. The settlement of any related Uncertain Tax Positions ("UTPs") during the Fiscal year will result in either a tax payment to the taxing authority or a derecognition of the UTP. Based, on information currently available to us, we expect that the unrecognized tax benefits will decrease by approximately $1.0 million in the next twelve months due to the closing of audits for open tax years. During the current quarter, we accrued $0.2 of interest for UTPs and we derecognized $0.3 in previously recognized UTPs.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

NET INCOME (LOSS)

We recorded net income of $1.1, or $0.00 per share, in the first quarter of Fiscal 2009. This compares to net loss of $5.0, or $0.05 per share, in the same period of Fiscal 2008. The net income in the first quarter of Fiscal 2009 was driven by higher revenues and margins in the period, as well as the gain on sale of assets of $0.9, which are discussed elsewhere in this Management's Discussion and Analysis. The net loss in the first quarter of Fiscal 2008 was driven mainly by low revenues and margins in the period, as well as severance costs of $0.9, contract impairment and other costs of $0.5.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity as at June 27, 2008 was cash, cash equivalents and short-term investments totaling $40.3 (March 28, 2008 - $42.6). Included in these amounts as at June 27, 2008, were cash and cash equivalents of $40.1 (March 28, 2008 - $42.4), and short-term investments of $0.2 (March 28, 2008 - $0.2).

Operating Activities

Cash generated in operating activities during the three months ended June 27, 2008, was $0.1, as compared to $6.8 used in the same period of Fiscal 2008.

Cash generated in operating activities before working capital changes was $4.2 for the three months ended June 27, 2008, as compared to cash used of $3.5 in the first three months of Fiscal 2008. Cash generated in Fiscal 2009 resulted primarily from the net income during the period coupled with add backs of non-cash expenditures for amortization and depreciation of $3.0 and stock based compensation of $0.5. Since March 28, 2008, our use of non-cash working capital increased by $4.1, mainly as a result of the following:

      o a decrease in payables and accrued liabilities totaling $2.7, driven mainly by the payment of accrued interest on our Long-term debt - convertible debentures; and

      o an increase in accounts and other receivables of $2.8 as a result of increased revenue this quarter compared to last;

partially offset by

      o a decrease in prepaid expenses and other of $1.3 due mainly to lower amounts related to design tool agreements and the draw down on payments under our wafer supply agreement signed, in conjunction with the sale of the Swindon foundry, with MHS electronics UK Ltd, in February 2008.

In comparison, our use of non-cash working capital increased by $3.3 during the first three months of Fiscal 2008, primarily as a result of the following:

      o a decrease in payables and accrued liabilities totaling $3.9, driven mainly by incentive compensation payments; and

      o an increase in inventories of $1.3 to accommodate expected shipments in the second quarter of Fiscal 2008;

partially offset by

      o a decrease in trade accounts and other receivables of $1.7 due mainly to lower amounts owing under a foundry supply and wafer sourcing agreement.

Investing Activities

Cash used in investing activities during the three months ended June 27, 2008 was $0.6, resulting from cash proceeds received from the sale of excess land, offset by cash outlays for fixed assets of $1.6 during the quarter. The majority of the fixed assets purchases related to production equipment.

Cash used in investing activities during the three months ended June 29, 2007 was $0.7, resulting from expenditures for fixed assets related primarily to information technology related assets and production equipment.

Financing Activities

Cash used in financing activities during the three months ended June 27, 2008, was $1.8. The decrease in cash was from the following:

      o     common share repurchase of $0.8;

      o     payment of dividends on preferred shares of $0.5; and

      o     repurchase of preferred shares of $0.5.

Cash used in financing activities during the comparable three months of Fiscal 2008, was $1.1. The use of cash was from the following:

      o     payment of dividends on preferred shares of $0.6; and

      o     repurchase of preferred shares of $0.5.

Starting in June 2008 we began to repurchase shares on the open market under a normal course issuer bid. To date, we have repurchased 900,000 shares for a total consideration of $0.8 under the normal course issuer bid. We did not participate in a normal course issuer bid in the prior year.

Purchases made under the normal course issuer bid are part of a distinct open market share repurchase plan through The Toronto Stock Exchange. The bid was adopted in May and will run for one year. The current plan allows us to purchase no more than 12,272,384 issued and outstanding shares of the Corporation. The bid does not commit the Company to make any share repurchases. Purchases can be made only on The Toronto Stock Exchange at prevailing open market prices and are paid out of general corporate funds. We cancel all shares repurchased under the share repurchase program.

We are required to pay quarterly dividends on our preferred shares of $0.49 (Cdn$0.50) per share. Subject to foreign exchange rate fluctuations, we expect to pay approximately $1.7 in dividends in the remainder of Fiscal 2009. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $24.70 (Cdn$25.00) per share plus costs of purchase. During the first quarter of Fiscal 2009, we repurchased $0.5 of preferred shares. In addition, if the market price of the shares remains below $24.70 (Cdn$25.00), we expect to make reasonable efforts to repurchase an additional 67,200 of preferred shares in the remainder of Fiscal 2009.

In addition to our cash, cash equivalents and short-term investment balances, we have credit facilities of $1.5 (Cdn $1.5) available for letters of credit. As at June 27, 2008, we had used $1.5 of our credit facilities, accordingly, we had no unused facilities available for letters of credit. The outstanding letters of credit related to our SERP.

As at June 27, 2008, we have pledged $17.3 (103.1 million Swedish krona) in restricted cash and cash equivalents to secure our pension liability of $20.3 in Sweden. The Swedish pension liability is comprised of $16.9 (101 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $3.4 as determined under the U.S. GAAP provisions of FAS 87, Employers' Accounting for Pensions.

We are required to meet certain covenants, including financial covenants, under the provisions of our credit facility agreements. We are currently in compliance with these covenants, although we cannot be certain that we will be able to either meet these covenants in the future or obtain a waiver from the bank if we do not meet these covenants. This may result in the availability of the credit facility being reduced or restricted. As we have substantially secured our credit facility by pledging cash and cash equivalents, we do not anticipate that a reduction or restriction of this facility would negatively impact our financial position in a material way.

We believe that our existing cash, cash equivalents, and short-term investment balances, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, common share repurchase, preferred share dividend and repurchase, and other cash outflows for the foreseeable future.

CONTINGENCIES

We are a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of our business. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and we can reasonably estimate the amount of the loss. We do not believe that any monetary liabilities or financial impacts of these lawsuits and claims or potential claims that exceed the amounts already recognized would be material to our financial position or results of operations.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are based on the selection and application of accounting policies, some of which require us to make estimates and assumptions. There have been no changes in our critical accounting estimates included in Item 5, Operating and Financial Review and Prospects, of our Annual Report on Form 20-F for the year ended March 28, 2008.

CONTRACTUAL OBLIGATIONS

There have been no significant changes to our contractual obligations included in Item 5F - Operating and Financial Review and Prospects - Tabular disclosure of contractual obligations of our Annual Report on Form 20-F for the year ended March 28, 2008.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. 142-3, Determination of the Useful Life of Intangible Assets ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. We are required to adopt FSP 142-3 in the first quarter of Fiscal 2010. The requirements of this FSP 142-3 are to be applied prospectively to intangible assets acquired after the effective date. As a result, we do not expect the adoption of FSP 142-3 to have a material impact on our financial position or results of operations.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures About Derivative Instruments and Hedging Activities ("FAS 161"). The new standard requires enhanced disclosures to help investors better understand the effect of an entity's derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. We are required to adopt FAS 161 in the first quarter of Fiscal 2010. We do not expect the adoption of FAS 161 to have a material impact on our financial disclosure.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. In February 2008, the FASB amended FAS 157 by issuing FASB Staff Position 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 ("FSP 157-1"). In February 2008, the FASB also issued FASB Staff Position 157-2, Effective Date of FASB Statement No. 157 ("FSP 157-2"). FSP 157-1 amends FAS 157 to exclude fair value requirements on leases. FSP 157-2 delays the effective date of FAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to Fiscal years beginning after November 15, 2008. We adopted certain provisions of FAS 157, effective March 29, 2008 (see also Note
3). As a result of the amendments of FSP 157-1 and FSP 157-2 we have not assessed the fair value impact on our goodwill, intangible assets, provision for exit activities and leases. We are currently evaluating the effect that the adoption of the provisions deferred by FSP 157-1 and FSP 157-2 will have on our financial position and results of operations.

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities--Including an Amendment of FASB Statement No. 115 ("FAS 159"). FAS 159 permits entities to elect to measure many financial instruments and certain other items at fair value. In the first quarter of Fiscal 2009, we adopted FAS 159 but did not elect the fair value option for any assets or liabilities, which were not previously carried at fair value. Accordingly, the adoption of FAS 159 had no impact on our consolidated financial statements.

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

In June 2007,  the FASB  ratified the consensus  reached by the Emerging  Issues
Task Force on Issue No. 07-3, Accounting for Advance Payments for Goods or Services Received for Use in Future Research and Development Activities ("EITF 07-3"). EITF 07-3 indicates that non-refundable advance payments for future R&D activities should be deferred and capitalized until the goods have been delivered (assuming the goods have no alternative future use) or the related services have been performed. EITF 07-3 also indicates that companies should assess deferred R&D costs for recoverability. We are required to adopt EITF 07-3 for new contracts entered into in Fiscal years beginning after December 15, 2007. Earlier application is not permitted. We adopted EITF 07-3 in the first quarter of Fiscal 2009. The adoption of this standard did not have a material impact on our financial position or results of operations.

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations ("FAS 141(R)"). This statement significantly changes the accounting for acquisitions, both at the acquisition date and in subsequent periods;
however, certain requirements of the statement regarding income taxes will impact the disclosure and accounting of our previously completed acquisitions. FAS 141(R) is effective for public companies for Fiscal years beginning on or after December 15, 2008. FAS 141(R) will be applied prospectively and early adoption is prohibited. We are required to adopt FAS 141(R) in the first quarter of Fiscal 2010. After the effective date of FAS 141(R), we may be required to make an adjustment to income tax expense for changes in the valuation allowance for acquired deferred tax assets and to recognize changes in the acquired income tax positions in accordance with FASB Interpretation No. 48 ("FIN 48").
Previously, these amounts would be charged to goodwill or other intangible assets. We are not able to quantify the tax impact of this standard at this time. With the exception of the tax implications of FAS 141(R) we do not expect the adoption of FAS 141(R) to have any other material impact on our financial position or results of operations.

SUBSEQUENT EVENTS

New York Stock Exchange Suspension of Trading

On July 22, 2008, we were advised by the New York Stock Exchange Regulation, Inc. ("NYSE Regulation") that trading of the common shares of Zarlink Semiconductor Inc., ticker symbol ZL, on the New York Stock Exchange ("NYSE") will be suspended prior to the opening on Tuesday, July 29, 2008. Our shares will continue to be traded on the Toronto Stock Exchange ("TSX"), where such shares have been listed since August 13, 1979 and where in excess of 75 percent of the Company's total daily trading volume occurs. This delisting may have a negative impact on our position within our market space and may limit our ability to raise additional financing. On the other hand, we believe that the suspension and ultimately the delisting of the shares will not impact the financial status of Zarlink or affect the way we conducts its business.

Proxy Contest

In the beginning of the second quarter of Fiscal 2009, certain of our Shareholders issued their own proxy circular in order to solicit proxies for the election as Directors of five of their nominees and three of the eight nominees proposed by management. On July 23, 2008, at the annual and special shareholders meeting, the eight management nominees received the most votes from Shareholders and were elected as Directors. The estimated expense incurred by us relating to the proxy contest is expected to be approximately $1.0.

CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) of the Exchange Act) during the three months ended June 27, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. In Fiscal 2008 we had excluded the internal controls over financial reporting from the acquired Legerity business from our internal control assessment; however beginning March 29, 2008 these controls will now be included in our assessment.

COMMON SHARES OUTSTANDING

As  at  July  23,  2008,  there  were  125,425,682   Common  Shares  of  Zarlink
Semiconductor Inc., no par value, issued and outstanding.

Share repurchase program

                           REPURCHASE OF COMMON SHARES


                       Total Number of    Average Price
                      Shares Purchased      Paid per    Maximum Number of
                     as Part of Publicly      Share     Shares that May Yet Be
                       Announced Plans                  Purchased Under the Plan
                     ---------------------------------- ------------------------
March 29 to
   May 2, 2008               NIL             $NIL                 NIL
May 3 to
   May 30, 2008              NIL              NIL              12,272,384
May 31 to
   June 27, 2008           900,000            0.93             11,372,384
                     ------------------  -------------
Total                      900,000           $0.93
                     ==================  =============



On May 21, 2008, Zarlink announced that it had adopted a share repurchase program which commenced on May 26, 2008 and ends on May 25, 2009. The program allows us to repurchase up to 12,272,384 common shares (which is no more than 10% of the common shares outstanding on May 20, 2008).

                                       11